AMENDMENT

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10032801

SECURITIES AND EXCHANGE COMMISSION RECEIVED DEC 6 2010 DIVISION OF MARKET REGULATION

COMMISSION
549

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~~ANNUAL AUDITED~~ REPORT FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MND Partners Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner + Sipkin LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

TO WHOM IT MAY CONCERN:

Please accept the enclosed four (4) corrected pages

as replacements for those contained in the

Financial Statements of "MND PARTNERS, INC." for the year ended December 31, 2009.

"MND" had been sold during 2009, and the books and records from prior to the purchase reflected an accrual which was not recorded by the purchaser and not discovered until recently.

The enclosed pages reflect those entries required to clarify the situation.

We apologize for any inconvenience this may have caused.

MND PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 769,729
Due form clearing broker	100,000
Commissions receivable	753,756
Other assets	16,259
Fixed assets, net of accumulated depreciation and amortization of $893 (Note 2(e))	4,428
Total assets	$ 1,644,172

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued compensation	$ 685,947
Accounts payable and accrued liabilities	381,279
Total liabilities	1,067,226
Commitments and Contingencies (Note 4)	
Stockholders' equity (Note 5)	
Capital Stock	75,000
Additional paid-in capital	425,000
Retained earnings	76,946
Total stockholders' equity	576,946
Total liabilities and stockholders' equity	$ 1,644,172

The accompanying notes are an integral part of this statement.

MND PARTNERS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

Revenue:	
Commissions	$4,829,326
Interest Income	-
Total revenue	4,829,326
Expenses:	
Employee compensation and related payroll taxes	2,826,538
Exchange fees and dues	704,995
Commissions and clearance	125,407
Management fees	260,772
Telephone and internet	125,006
Meals, entertainment and travel	129,950
Insurance	131,857
Consulting fees from affiliates	171,927
Consulting and professional services	115,922
Quotation	104,757
Federal, state and local taxes	36,547
Other	30,072
Total expenses	4,763,750
Net income	$ 65,576

The accompanying notes are an integral part of this statement.

MND PARTNERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balances - beginning of period	75,000	$ 501,000	$ (15,395)	$ 560,605
Capital contributions	-	500,000	26,765	526,765
Capital withdrawals	-	(576,000)		(576,000)
Net income	-	-	65,576	65,576
Balances - end of year	$ 75,000	$ 425,000	$ 76,946	$ 576,946

The accompanying notes are an integral part of this statement.

MND PARTNERS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2009

Cash flows from operating activities:	
Net income	$ 65,576
Adjustments to reconcile net income to cash used in operating activities:	
Changes in assets and liabilities	
Decrease in due from broker	3,007
Increase in commissions receivable	(352,166)
Increase in other assets	(19,988)
Increase in accounts payable and accrued expenses	545,163
Net cash from operating activities	241,593
Cash flows (used in) financing activities	
Stockholder distributions	(576,000)
Stockholder contributions	526,765
Net cash (used in) financing activities	(49,235)
Net increase in cash	192,358
Cash and cash equivalents - beginning of the period	577,371
Cash and cash equivalents - end of the year	$ 769,729
Supplemental disclosure of cash flow information:	
Cash paid during the year for :	
Interest	$ -
Taxes	$ 24,000

The accompanying notes are an integral part of this statement.